FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June, 2003

Commission File Number 0-20588

Newmont Yandal Operations Limited

(f/k/a Normandy Yandal Operations Limited)

Translation of registrant's name into English

100 Hutt Street, Adelaide 5000, South Australia, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On June 12, 2003, Newmont Yandal Operations Limited (the "Company") sent a response statement to the holders of its 8 7/8% Senior Notes due 2008 (the "Notes") announcing its position with respect to the tender offer (the "Bondco Offer") commenced by Yandal Bond Company Limited ("Bondco"), a Delaware corporation and a wholly owned subsidiary of Newmont Mining Corporation, a Delaware corporation, to purchase all of the outstanding Notes of the Company at a price and otherwise upon the terms and subject to the conditions set forth in Bondco's Offer to Purchase and Consent Solicitation Statement, dated May 29, 2003. The response statement is filed as Exhibit 99.1.

The response statement states that the Company is expressing no opinion and remaining neutral toward the Bondco Offer. The Company is taking no position with respect to the Bondco Offer because (a) the Company has not participated in, and takes no responsibility for, the Bondco Offer and (b) each holder of the Notes and his, her or its financial advisor are in a better position to decide whether tendering or refraining from tendering would meet the investment objectives of such holder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWMONT YANDAL OPERATIONS LIMITED

ABN 30 007 066 766

(Registrant)

By:  John Dow

Name:  John Dow

Title:  Chairman

Dated: June 13, 2003

EXHIBIT INDEX

Exhibit Number	Description
99.1	Yandal response statement, dated June 11, 2003, sent to the holders of the Notes on June 12, 2003, announcing Yandal's position with respect to the YBCL Offer commenced by YBCL.